November 22, 2010

Private and Confidential

Independent Committee of the Board of Directors

Cream Minerals Ltd

Suite 1400, 570 Granville Street

Vancouver, BC

V6C 3P1

To the Independent Committee of the Board of Directors:

Capital West Partners (“Capital West”) understands that Cream Minerals Ltd (“Cream” or the “Company”) received an unsolicited offer (the “Offer”) from Endeavour Silver Corp (“Endeavour”), to purchase all of the outstanding common shares of Cream (the “Common Shares”).  The consideration being offered pursuant to the Offer was $0.12 in cash per common share (the “Consideration”).  The Offer was subject to certain terms and conditions including acceptance by at least 50.1% of Cream’s shareholders.  A full description of the terms and conditions of the Offer were set forth in the offer and take-over bid circular of Endeavour dated October 4, 2010 (the “Endeavour Circular”).  On November 9, 2010, Endeavour announced in a press release that it would amend the Offer (the “Revised Offer” or the “Proposed Transaction”).  The consideration being offered pursuant to the Revised Offer is $0.14 in cash or 0.02575 shares of Endeavour per Common Share, at the election of Cream’s shareholders (the “Revised Consideration”).  A full description of the terms and conditions of the Revised Offer are set forth in the Notice of Change, Variation and Extension of Endeavour dated November 18, 2010 (the “Notice of Change”).

The Independent Committee of the Board of Directors of Cream (the “Committee”) has retained Capital West to provide advice and assistance on the Proposed Transaction, including the preparation and delivery by Capital West of an opinion as to whether the Revised Consideration offered to the holders of Common Shares (the “Shareholders”) pursuant to the Proposed Transaction is fair, from a financial point of view, to the Shareholders (the “Opinion”).

Capital West has not been engaged to prepare a formal valuation of Cream or the Common Shares and therefore does not express an opinion as to the fair market value of Cream, the Common Shares, or the assets of Cream.

CREDENTIALS OF CAPITAL WEST

Capital West is an independent Canadian investment banking firm specializing in corporate finance and advisory services to corporations and governments.  Capital West and its principals have prepared numerous valuations and fairness opinions and have provided advisory services in a significant number of transactions involving Canadian private and publicly traded companies.

ENGAGEMENT OF CAPITAL WEST BY THE COMMITTEE

By letter agreement dated October 5, 2010, the Committee formally retained Capital West (the “Engagement”) to provide financial advisory services with respect to the Offer and any other transaction arising from it, including the Proposed Transaction, and, if requested by the Committee, to prepare and deliver the Opinion.

The terms of the Engagement provide that Capital West be paid fees for its services as financial advisor, including a fee upon delivery of the Opinion and a fee which is contingent on the consummation of the Proposed Transaction or an alternative transaction.  In addition, Capital West is to be reimbursed for its reasonable out-of-pocket expenses and Cream has agreed to indemnify Capital West in certain circumstances.

Subject to the terms of the Engagement, Capital West consents to the inclusion of the Opinion, in its entirety, together with summaries thereof in a form acceptable to Capital West in a notice of change to the supplementary directors’ circular (the “Directors’ Circular”) to be mailed to the Shareholders by Cream in response to the Notice of Change and to the filing thereof, as necessary, by Cream with the Canadian securities regulatory authorities or similar regulatory authorities in each province of Canada.  Capital West understands that the Directors’ Circular will be available to the public through the Canadian Securities Administrators’ SEDAR website.  In addition, pursuant to applicable securities law, copies of the Opinion may be filed with the Canadian securities regulatory authorities.

INDEPENDENCE OF CAPITAL WEST

None of Capital West, its associates or affiliates is an “issuer insider”, “associated entity” or “affiliated entity” (as those terms are defined in Multilateral Instrument 61-101 (“MI 61-101”) of the Ontario Securities Commission) of Cream, Endeavour or any of their respective associates or affiliates.  Capital West has not provided any financial advisory services or participated in any financing involving Cream, Endeavour or any of their respective associates or affiliates during the 24 months preceding the date Capital West was first contacted regarding the Proposed Transaction, other than the services provided under the Engagement.  There are no understandings, agreements or commitments between Capital West and Cream or Endeavour or any of their respective associates or affiliates with respect to any future business dealings.

SCOPE OF REVIEW

In preparing our Opinion, we have, among other things, reviewed, considered and relied upon, without limitation, the following:

1.

The Endeavour Circular;

2.

The Notice of Change;

3.

An initial directors’ circular issued by Cream dated October 15, 2010;

                                                                                                                                                                                                                    www. capwest.com                                                                                                                                                                                                         Page 2

4.

A supplementary directors’ circular issued by Cream dated October 29, 2010;

5.

The draft dated November 19, 2010 of the Directors’ Circular to be issued in regards to the Revised Offer submitted to the Board of Directors for approval;

6.

Audited financial statements and Management’s Discussion and Analysis of Cream for the fiscal years ended March 31, 2008, 2009 and 2010 and for Endeavour for the years ended December 31, 2007, 2008 and 2009;

7.

Unaudited interim financial statements and Management’s Discussion and Analysis of Cream and Endeavour for the quarters ended September 30, 2009, December 31, 2009 and June 30, 2010;

8.

The Notice of Annual General Meeting of Shareholders and Information Circular of Cream for the fiscal year ended March 31, 2009 dated September 18, 2009;

9.

The Notice of Annual General Meeting of Shareholders and Information Circular of Endeavour for the fiscal year ended December 31, 2009 dated April 23, 2010;

10.

Endeavour’s Form 40-F for the fiscal year ended December 31, 2009 dated March 23, 2010;

11.

Economic, technical and geological information for the Nuevo Milenio gold-silver project (“Nuevo Milenio”), including but not limited to, the most recent Nuevo Milenio NI 43-101 technical report dated December 24, 2008;

12.

Economic, technical and geological information of Endeavour, including but not limited to, the most recent NI 43-101 technical reports for the Guanacevi Project, Guanajuato Mines Project and the Parral Project all dated March 15, 2010;

13.

Press releases of Cream and Endeavour for the prior two years;

14.

Certain other publicly available information relating to the business, operations, financial performance and stock trading history of Cream, Endeavour and other selected public companies considered by us to be relevant;

15.

Public information with respect to other transactions of a comparable nature considered by us to be relevant;

16.

Various correspondence between Cream and Endeavour prior to Endeavour announcing its intention to make the Offer;

17.

Various correspondence between Cream and Minco Silver Corporation (“Minco”) including but not limited to, a letter proposal from Minco dated October 14, 2010 related to the proposed purchase of an initial interest in and an option and joint venture of Nuevo Milenio by Minco, as amended by a letter from Minco to Cream dated November 8, 2010;

18.

Various reports published by equity research analysts and other third parties regarding selected public companies considered by us to be relevant;

19.

Discussions and meetings with senior management of Cream regarding, amongst other things, the historical, current and future prospects of Cream;

20.

Discussions with the Committee and counsel to the Committee; and

21.

A representation letter dated November 22, 2010 from Cream addressed to Capital West representing, among other things, that the information provided to us in respect of the Opinion is true, correct, and complete and that no material information has been withheld which might reasonably affect the Opinion.

                                                                                                                                                                                                                    www. capwest.com                                                                                                                                                                                                         Page 3

Capital West also conducted such other analysis, investigations, and research as we considered appropriate in the circumstances.  Capital West was granted satisfactory access by Cream to its management and advisors and was not, to its knowledge, denied any information that it requested.

PRIOR VALUATIONS

Cream has represented to Capital West that, to the best of its knowledge, there have been no prior valuations (as defined by MI 61-101) of Cream nor any material property or asset valuations of Cream in the 24 months preceding the date of this letter.

ASSUMPTIONS AND LIMITATIONS

Capital West has relied upon and assumed the completeness, accuracy, and fair presentation of all of the financial and other information, data, advice, opinions, and representations obtained by it from public sources and provided to it by Cream, or otherwise pursuant to the Engagement.  Subject to the exercise of professional judgement and except as expressly described herein, Capital West has not attempted to verify independently the accuracy or completeness of any such information, representations, or warranties.  Cream has represented to Capital West, as at the date hereof, among other things, that the information, data and other material (financial or otherwise) (the “Information”) provided to Capital West by the Company for the purpose of the Engagement was, at the date the Information was provided to Capital West, complete, true and correct in all material respects and that, since the dates on which the Information was provided to Capital West, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Company which has not been disclosed to Capital West.

In preparing the Opinion, Capital West has made several assumptions, including that all of the conditions required to implement the Proposed Transaction will be met and that the disclosure provided or incorporated by reference in any public filing in relation to the Proposed Transaction with respect to Cream, its subsidiaries and affiliates will be accurate in all material respects.

In preparing the Opinion, Capital West has made several other assumptions, including that the Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof, and the conditions and prospects, financial and otherwise, of Cream, as they were reflected in the information and documents reviewed by Capital West and as they were represented to it in its discussions with management of Cream.  The comments and conclusion of Capital West can only be taken in the context of the Proposed Transaction.

This Opinion has been prepared based upon approaches and assumptions that Capital West considers appropriate in the circumstances.  The analyses of Capital West must be considered as a whole; selecting portions of the analyses and of the factors considered by Capital West, without considering all factors and analyses in connection with the preparation of this Opinion, could create a misleading view of the process underlying this Opinion.  The preparation of a fairness opinion is a complex process and is not amenable to partial analysis or summary description.

                                                                                                                                                                                                                    www. capwest.com                                                                                                                                                                                                         Page 4

The Opinion is rendered as of the date hereof and is for the exclusive use of the Committee in its consideration of the Proposed Transaction and may not be used by any other persons for any other purpose without the prior written consent of Capital West.  Notwithstanding the foregoing, Capital West has consented to the inclusion of the Opinion in the Directors’ Circular of Cream.  The opinion is not meant to be and should not be construed as a recommendation to Shareholders of Cream concerning the Proposed Transaction.

APPROACH TO FAIRNESS

In assessing the fairness of the Proposed Transaction, from a financial point of view, to the Shareholders, Capital West considered a number of factors including, but not limited to:

(a)

The Revised Consideration under the Proposed Transaction as compared to the implied valuation multiples of comparable companies;

(b)

The Revised Consideration under the Proposed Transaction as compared to the historical stock price for Cream;

(c)

Implied takeover premiums of the Proposed Transaction as compared to historical takeover premiums for exploration and mining companies;

(d)

Alternative transactions that may be available to Cream under the circumstances including, but not limited to, the proposed purchase of an initial interest in and an option and joint venture of Nuevo Milenio by Minco; and

(e)

Other qualitative factors, including but not limited to the financial condition of Cream.

CONCLUSION

Based upon and subject to the foregoing, we are of the opinion that the Revised Consideration offered to the Shareholders pursuant to the Proposed Transaction is fair, from a financial point of view, to the Shareholders.

Yours truly,

CAPITAL WEST PARTNERS

                                                                                                                                                                                                                    www. capwest.com                                                                                                                                                                                                         Page 5